September 7, 2011

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20548

Attn:  Ms. Sheila Stout

Re:

Satuit Capital Management Trust, File Nos. 333-45040:  Comments to Various Financial Filings

Dear Ms. Stout:

I am, on behalf of Satuit Capital Management Trust (the “Trust”), filing this correspondence to supplement the Trust's response to comments of the staff relating to several financial filings, originally filed on or about December 17, 2010.  Please accept my sincere apologies for the delay in filing this response.  The fault is entirely mine, and is not a reflection on the Trust, its Board, or any of its management.

The Trust's responses are supplemented as follows:

1.

Comments relating to issues with the Trust's Form N-Q, N-CSR dated October 31, 2008, and N-CSR dated October 31, 2009, were addressed on December 17, 2010 and are incorporated herein.

2.

Comments related to the Trust's Management Discussion of Fund performenace were addressed  on December 17, 2010 and those responses are incorporated herein.

3.

You noted that the Fund had high portfolio turnover and stated that portfolio turnover should be considered a principal risk and the prospectus stickered.  The Trust responded to this comment on December 17, 2010 and that response is incorporated herein.  However, the Trust wishes to supplement that response.  The Trust will be holding a Board meeting in October, shortly before the Trust's fiscal year end.  During that meeting, portfolio turnover will be considered, and if the Board concludes that portfolio turnover should be considerd a principal risk, the prospectus will be amnede to include that risk at its next annual update.

4.

You noted that the Financial Highlights Section of the Prospectus showed six years of returns, when only five were required.  This comment was addressed on December 17, 2010 and is incorporated herein.

5 & 6.

As requested, we have re-examined the reclassifications, and we confirm that the reclassification was in compliance with Rule 19-1.  This comment was addressed on December 17, 2010 and the response thereto is also incorporated herein.

7.

Your comments regarding the discussion of Trustees and officers, contained in the Trust's 2009 Annual Financials was addressed on December 17, 2010 and the response is incorporated herein.

8.

Your comments concerning Item 6 in the Trust's 2009 Annual Financial Statements was addressed on December 17, 2010 and the response is incorporated herein.

9.

You noted that the required certification under Section 906 in the Trusts Form N-CSR, dted October 31, 2009 referenced the wrong date, and should be corrected and refiled.  The Trust will make the correction and re-file.

10.

You noted that the Fund's Adviser has entered into an expense limitation agreement that is subject to an annual renewal, but the Expense Example in the Prospectus applies the limitation for all ten years.  You ask that the Expense Example be corrected.  The Trust will make the appropriate corrections when it files its annual update.  The Fund has been operating at expense levels that are below the expense limitation for some time, and the Expense Example in the prospectus is, in fact, accurate.

With respect to the refiling of this amended Form N-CSR, Registrant makes the following representations to the Commission:

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the actions of the Commission or the staff, acting pursuant to delegated authority, in providing comments and advice with respect to the filing of this Amended Form N-CSR, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct comments regarding thisSupplemental Response to me at the above address and phone number.  Thank you for your consideration.

DRAKE COMPLIANCE, LLC

By:  David D. Jones